

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2014

Via E-mail
Russell Rheingrover
Principal Executive Officer and Secretary
Ticket Corp.
9625 Mission Gorge Road
Suite B2, No. 318
Santee, CA 92071

> **Re:** **Ticket Corp.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed June 4, 2014**
> **File No. 333-187544**

Dear Mr. Rheingrover:

We have reviewed your responses to the comments in our letter dated May 21, 2014 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Prospectus Summary, page 3

1. Please revise to disclose your total stockholders' equity (deficit) as of the latest balance sheet date in the paragraph discussing your implied aggregate market price of your stock.

Financial Statements

2. Please update your financial statements as appropriate in compliance with Rule 8-08 of Regulation S-X.

You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney-Advisor